May 22, 2025

Kathleen Valiasek
Chief Executive Officer
Local Bounti Corporation
490 Foley Lane
Hamilton, MT 59840

       Re: Local Bounti Corporation
           Registration Statement on Form S-3
           Filed May 15, 2025
           File No. 333-287329
Dear Kathleen Valiasek:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Albert Vanderlaan, Esq.